UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One)       |_| Form 10-K   |X| Form 20-F   |_| Form 11-K   |_| Form 10-Q
                  |_| Form 10-D   |_| Form N-SAR  |_| Form N-CSR

                  For Period Ended: December 31, 2008

                  |_| Transition Report on Form 10-K
                  |_| Transition Report on Form 20-F
                  |_| Transition Report on Form 11-K
                  |_| Transition Report on Form 10-Q
                  |_| Transition Report on Form N-SAR

                  For the Transition Period Ended: ____________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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                        PART I -- REGISTRANT INFORMATION

                           GRUPO SIMEC, S.A.B. de C.V.
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                             Full Name of Registrant


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                            Former Name if Applicable

                           Calzada Lazaro Cardenas 601
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            Address of Principal Executive Office (Street and Number)

                        Colonia La Nogalera, Guadalajara,
                              Jalisco, Mexico 44440
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                            City, State and Zip Code

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                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

       | (a) The reasons described in reasonable detail in Part III of this form
       |     could not be eliminated without unreasonable effort or expense;
       | (b) The subject annual report, semi-annual report, transition report on
       |     Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
       |     portion thereof, will be filed on or before the fifteenth calendar
   |x| |     day following the prescribed due date; or the subject quarterly
       |     report or transition report on Form 10-Q, or subject distribution
       |     report on Form 10-D, or portion thereof, will be filed on or before
       |     the fifth calendar day following the prescribed due date; and
       | (c) The accountant's statement or other exhibit required by Rule
       |     12b-25(c) has been attached if applicable.

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                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Grupo Simec S.A.B. de C.V. (the "Company") has determined that it is unable to file its Annual Report on Form 20-F for the year ended December 31, 2008 (the "Form 20-F") by the prescribed due date.

On May 30, 2008, the Company acquired all the capital stock of Corporacion Aceros DM, S. A. de C. V. and certain affiliated companies ("Grupo San") for a total cost of approximately Ps. 8,730 million (US 844 million dollars). Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San's operations are based in San Luis Potosi, Mexico. Its plants and 1,450 employees produce 700 thousand tons of finished products annually. Since the closing of this acquisition, the Company's staff and resources have been substantially committed to the integration of Grupo San into the Company's operations. The plants of Grupo San have systems of operations and control that are incompatible with the systems of operations and control of the other plants owned and operated by the Company. This integration process continues to create a substantial commitment of the Company's time and energy.

The Company intends to file its Form 20-F with the Securities and Exchange Commission as promptly as practicable and is presently unaware of any circumstances that would prevent it from filing its Form 20-F on or before the fifteenth calendar day following the prescribed due date in compliance with Rule 12b-25.

Forward-Looking Statements

This notification includes forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The words "expects" and "intends" and similar terms and phrases are used in this notification to identify forward-looking statements, including statements regarding the estimated timing for the filing of the Company's Form 20-F. Risks, uncertainties and assumptions that could affect the Company's forward-looking statements include, among other things, the time needed for the Company to finalize and file its Form 20-F. Unless required by law, the Company expressly disclaims any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

                         (Attach Extra Sheets if Needed)


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                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Jose Flores Flores             (52-33)                     3770-6700
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           (Name)                   (County                  (Telephone Number)
                                      and
                                   Area Code)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

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(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Attachment 1.

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                           GRUPO SIMEC, S.A.B. de C.V.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date June 26, 2009                        By /s/ Jose Flores Flores
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                                             Name:  Jose Flores Flores
                                             Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

----------------------------------- ATTENTION ----------------------------------

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).

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                           GRUPO SIMEC, S.A.B. de C.V.

                           Attachment 1 to Form 12b-25

On May 30, 2008, the Company acquired all the capital stock of Corporacion Aceros DM, S. A. de C. V. and certain affiliated companies ("Grupo San") for a total cost of approximately Ps. 8,730 million (US 844 million dollars). Grupo San is a long products steel mini-mill and the second-largest corrugated rebar producer in Mexico. Grupo San's operations are based in San Luis Potosi, Mexico. Its plants and 1,450 employees produce 700 thousand tons of finished products annually.

On July 29, 2008, the Company acquired 100% of the shares of Aroproc, S. A. de
C. V., Del-Ucral, S. A. de C. V., Qwer, S. A. de C. V. and Transporte Integral Domestico, S.A. de C.V., subsidiaries of Grupo TMM, S. A. de C. V., to convert them into the operating manager of the iron and steel plants located in Mexico. On December 26, 2008 the Company acquired 99.95% of the shares of Northarc Express, S. A. de C. V. a subsidiary corporation of Grupo TMM, S. A. de C. V., to convert this company in the operating manager of iron and steel plants located in Mexico.

Primarily as a result of these acquisitions during the year ended December 31, 2008, the Company's results of operations for the year ended December 31, 2008 changed significantly from its results of operations from the year ended December 31, 2007. The Company's 2008 results were also impacted by required purchase accounting adjustments and an impairment charge to goodwill.